

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 7, 2009

Jieming Huang
President and Chief Executive Officer
Baby Fox International, Inc.
Shanghai Minhang, District
89 Xinbang Road, Suite 305-B5, PRC

> **RE: Baby Fox International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-150835**
> **Filed February 9, 2009**

Dear Mr. Huang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note your response to prior comment one from our June 10, 2008 letter. However, we believe additional discussion is warranted. Please provide us with a detailed legal and factual analysis supporting your conclusion that this is not a primary offering by the company for rule 415 purposes.

2.   We do not believe that the company has fully addressed our prior comment two.
        Accordingly, we reissue it. Our prior comment was:
        a. We note that you present forward looking statements and projections
            throughout your document despite your limited operating history …
            Please review your Form S-1 in its entirety to provide a reasonable basis
            for such projections within your disclosure document. Alternatively such
            projections should be removed. In this respect your attention is directed to
            Item 10(b) of Regulation S-K.

3.   Please revise the disclosure throughout your document to provide updated
        disclosure regarding the company. By means of illustration only, we note your
        disclosure on page 1 presents the number of open stores as of December 31, 2007.

4.   Please revise the disclosure throughout your document – but including the
        Summary, Risk Factors, and Management's Discussion and Analysis, to provide
        updated and expanded disclosure regarding the current state of the Chinese
        economy, your industry, and your target customer's current financial situation.
        Without limiting the generality of the foregoing you should address any changes
        in purchasing patterns or margins from prior periods and how such changes
        impact your business. In this respect we specifically note references to increased
        clearance sales and higher discounts in your Management's Discussion and
        Analysis.

5.   We note your response to prior comment five and reissue that comment. Please
        revise to provide a more detailed discussion of Chinese laws and regulations and
        how they apply to your company. In this respect we are not merely looking for a
        discussion of laws and regulations governing the investment relationship(s) with
        your shareholders, we are also looking for disclosure concerning the laws and
        regulations that govern your every day business activities.

Prospectus Summary, page 1

6.   Your existing disclosure under Background indicates that the Equity Share
        Acquisition Agreement to acquire Shanghai Baby Fox was "an arms' length
        transaction" however, for accounting purposes you appear to have treated the
        transaction as one "between entities under common control." Please reconcile.

Summary Financial and Operating Information, page 3

7.   We note your response to our prior comment 15 and reissue that comment. Please
        revise to disclose dividends declared per common share as required by Item 301
        of Regulation S-K. In addition, please add appropriate footnote disclosure to

indicate that these dividends have not been paid and clarify when the dividends will be paid. Also, please clarify how the payment of these dividends would impact your current business plans and financial condition. Appropriate disclosure should also be added under Dividend Policy on page 12.

Risk Factors, page 4

8.   Please revise to add an additional risk factor addressing the material risks to the company associated with entering into related party agreements, including your purchase agreements with Changzhou CTS Fashion Co., Ltd. In this regard you should also address the risk that such agreement may not be as favorable to you as an arms' length transaction.

9.   Please add a risk factor addressing the fact that you received a going concern opinion from your auditor.

Determination of Offering Price, page 12

10.   We note your response to comment 23. Please advise us of the consulting expense recognized or to be recognized by the company for the services rendered and confirm whether the shares issued are consistent with your valuation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

General

11.   Please revise your discussion to disclose the total rental expense paid for each period presented in the financial statements. Also, please revise to address the total amount of funds spent on opening new stores for each period.

12.   A significant portion of the company disclosure presented in your Management's Discussion and Analysis is presented, sometimes verbatim, in your Business section. Please review your document and revise to eliminate unnecessarily duplicative disclosure.

13.   We note that the company references its exhibits in numerous places throughout its discussion here, in the Business section, and elsewhere. Please revise to remove these references and summarize the material provisions of the exhibits within your disclosure document.

14.   Please revise to provide a basis for your statements on page 15 that income is rising in less developed cities in China and that these cities have growing purchasing power in light of the current economic circumstances.

15.   On page 16 the company provides a brief summary of several of its growth initiatives. Please revise to disclose the status of these initiatives, including whether any sales have been generated as a result of such initiatives.

16.   It appears from your disclosure that your Class B stores are being used to provide discounted merchandise that did not sell during the season at your Class A stores. Given the short sales time associated with your business plan, please revise, in all appropriate sections, to address the potential impact that these discounts may have on your brand, customers' future pricing and discount expectations, and the potential for sales at your Class B stores to otherwise cannibalize your Class A stores' sales.

17.   Please revise to indicate the number of Class A stores and Class B stores.

Results of Operations, page 16

General

18.   In connection with our comment below regarding your financial statement presentation, please revise your discussion of comparative financial information to disclose the nature of your presentation (i.e. analysis of the operations of the successor entity, Baby Fox International, for the fiscal year ended June 30, 2008 plus the operations of the predecessor entity, Shanghai Baby Fox, for the period from July 1, 2007 through September 20, 2007, the date of your acquisition). Specifically, (1) disclose your basis for presenting the combined results (e.g. for comparative purposes), (2) quantify the operations of Baby Fox International in relation to Shanghai Baby Fox (e.g. Baby Fox International generated $xx in revenue, $yy in expenses during the combined period which are included in the combined results) and (3) indicate that amounts presented and referred to in your discussion will not agree to your financial statements due to your basis of presentation. This disclosure should be made in each section for which combined information is presented including MD&A and the summary financial and operating information section.

19.   Your response to our prior comment 32 makes reference to Exhibit 99.4. However, it does not appear that this exhibit was filed, therefore our comment is being reissued in it entirety. In order to enhance an investor's understanding, please provide comparative sales data metrics for each period presented such as average store size, total store square footage, and sales per square foot, same store

sales and newly opened store sales. Please ensure you disclose your basis for presenting each metric (i.e. same store sales include stores open x years).

For the Three Months Ended September 30, 2008 Compared to Three Months Ended September 30, 2007, page 18

20.   We note your page 18 disclosure that you closed seven existing stores for the three months ended September 30, 2008. Please explain whether this amount of store closing is higher than historical levels and, if so, revise to explain why.

21.   Please revise to briefly address and summarize the main factors causing changes in your net income/loss for the three months ended September 30, 2008 and 2007.

Sales

22.   We note that increased sales at existing stores was the largest identified contributor to the increase in revenue. Please revise your disclosure to explain the effect of increased clearance sales and higher discount percentages on the change in sales at existing stores. Your revised disclosure should explain your intentions for offering discounted prices in future periods and the effect this is expected to have on your margins.

Cost of Sales and Gross Profit

23.   We note that you have partially attributed the decrease in gross margin to the decrease in the sales price of merchandise sold to non-corporate stores. Please revise your disclosure to discuss your reasons for decreasing the cost of merchandise and whether this is a permanent or temporary change.

Capital Resources and Liquidity, page 18

24.   We have reviewed your revised disclosure to our prior comment 33. You did not provide an adequate analysis of the components of your statements of cash flows, therefore our comment is being reissued in its entirety. Please revise to provide an explanation for the significant variations in each line item of your statements of cash flows for each period presented. Your revised disclosure should explain the significant changes in balances such as advance to vendors, due from affiliated company, accounts receivable, inventory, and accounts payable and the effect of these changes on your capital position. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

25.   Please revise your liquidity discussion to provide more visibility concerning the company's expansion and operating plans and near term cash requirements to effectuate the plan. This disclosure should include, for example, the amount of funds budgeted for new store openings in the next year. In this respect reference is made to prior comment 24.

26.   Please revise to briefly address the $1.4 million deposits payable and $968,000 in customer advances balance on your balance sheet as of September 30, 2008.

27.   Please revise to indicate whether the company believes that it has sufficient cash on hand to meet its needs for the next year.

28.   Please revise to indicate your current amount of working capital.

29.   We reissue our prior comment 36. Please revise to disclose the specific nature – here and elsewhere as appropriate – of the consulting services provided by each party referenced as receiving shares on January 18, 2008. Also, please clarify how the services were valued.

Obligations Under Material Contracts, page 20

30.   It appears that your presentation of operating lease obligations by year is inconsistent with the total of $2,502,417. In addition, it appears the presentation of the operating lease obligations by year is inconsistent with the amounts disclosed in Note 9 of the June 30, 2008 audited financial statements on F-10. Please revise or advise.

31.   Please revise your contractual obligations table to provide totals for each column.

Critical Accounting Policies, page 20

Revenue Recognition and Return Policy

32.   We have reviewed your response to our prior comment 88. Your revised disclosure did not address our comment, thus the comment is being reissued. Please revise your critical accounting policies to disclose the nature and amounts of revenue dilution (e.g., product returns, discounts for early payment or volume discounts, credits for product that is not sold by within two to three weeks and other allowances). Your critical accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist

you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

33.   Your disclosure states that customers who make purchases at company-owned retail stores have the right to return merchandise according to the department stores' policy. Please revise your disclosure to state how your return policy is set, whether it is consistent among your retail stores, and how this affects your ability to estimate returns.

34.   As it relates to sales to non-corporate stores, we note that you allow returns for up to sixty days following the receipt of merchandise. Please revise to disclose your basis for estimating returns (i.e. historical experience) and the accuracy of your estimates (i.e. whether estimated reserves have been consistent with actual returns).

Inventories

35.   Please revise to disclosure your process for estimating and creating inventory reserves. For example, your disclosure states that slow moving, out of season, and broken assortment merchandise is sold to discount stores below cost, but does not explain your process for identifying these inventories and estimating and recording the necessary reserve in a timely manner.

Business, page 21

36.   We reissue our prior comment 39. Please revise to indicate the date on which your acquisition of Shanghai Baby Fox was consummated, as opposed to the date that the agreement was entered into.

37.   Your response to prior comment 40 indicates that you filed several option agreements between Mr. Yoshida and your executives as exhibits 99.1, 99.2, and 99.3. We were unable to locate these exhibits. Please advise.

38.   Please revise to provide support for your statement that "Baby Fox has exceptionally strong ties to the fashion industry and leading women's fashion magazines."

39.   We note your statement in the Marketing section that "a large portion of these expenditures will support the launch of our new stores as well as a new direct to consumer catalogue initiative." We also note that you have deleted the disclosure concerning the catalogue/mail order sales initiative. Finally, we note your

response to our prior comment 24 where you indicate that the company has decided not to launch the mail catalogue business. Please revise as appropriate.

40.   Please revise here, and in your Management's Discussion and Analysis, to provide enhanced disclosure about your non-corporate stores. This disclosure should explain exactly what these stores are, as well as when and how you recognize sales made to these stores. In addition, the return policies, historical level of returns and reserves, and any monitoring procedures designed to assess the financial health and inventory levels of these non-corporate stores should be addressed.

41.   Please revise your disclosure under inventory monitoring and management to address how your operations and inventories are segregated from your related parties. Also, please clarify the relative percentage of your inventory that is at your distribution center compared to your store locations and, for inventory at your distribution center, indicate how much represents returned or unsold merchandise. Finally, please indicate whether these amounts are consistent with historical levels.

Properties, page 31

42.   Please revise to disclose the market rates for each related party lease, if they are different from the amounts you pay. If the lease terms approximate market rate, please revise to state so and indicate the basis for such statement.

Management, page 32

43.   Please revise to disclose the names of your promoters. In this respect we reissue prior comment 50. See Item 404(c) of Regulation S-K.

44.   Please revise here, and elsewhere where you discuss the May 6, 2008 option agreement, to address the purpose behind the agreement as well as why the parties entered into the agreement. In this respect please clarify the consideration paid for the option agreement itself. Additionally, please clarify your enterprise value associated with these option agreements in light of the fact that control of the company may be purchased pursuant to these options for $700.

Executive Compensation, page 34

45.   Please revise your table to present all compensation awarded to, earned by, or paid to the named executive officers, in any form, and not merely "aggregate cash compensation paid." See Item 402(m) of Regulation S-K.

46.   Please revise to indicate whether any member of management receives compensation from third parties, including the related parties disclosed on page 36, for services rendered to you.

47.   Please revise to provide the discussion contemplated by Item 402(o) of Regulation S-K as requested by prior comment 56. Also, indicate whether you will or may modify or adjust compensation levels following the offering.

Security Ownership, page 35

48.   In light of management's purchase option to acquire 100% ownership of Baby Fox Limited, please advise us of your basis for excluding the shares owned by Baby Fox Limited from management's beneficial ownership calculations. In this regard your response to prior comment 57 does not appear to address the definition of beneficial ownership contained in rule 13d-3 of the Exchange Act which covers indirect ownership and options to acquire indirect ownership. Please advise or revise.

49.   Please revise to indicate the number of officers and directors as a group.

Certain Relationships and Related Transactions, page 36

50.   We note you make various statements in this section that the rental and lease rates you pay represent market rates. Please revise to indicate the basis of management's belief that these rates are market.

51.   Please revise to summarize the material terms of each related party arrangement in your disclosure document instead of referring to the exhibits.

52.   Please revise to provide a more detailed discussion of the purchase relationship you have with Changzhou CTS Fashion Co., Ltd. ("Changgzhou") Without limiting the generality of the foregoing, please explain:

   a. What merchandise you purchase from them;
   b. Whether the merchandise is designed or manufactured exclusively for you or sold to other parties;
   c. How pricing and quantities purchased are determined pursuant to such contracts; and,
   d. Any other material terms of your arrangements with them as well as how the terms were set and who was responsible for determining them.

        In this regard your attention is directed to our prior comment 61.

53.   Please revise to separately address the origin and purpose of the accounts receivable balances from Changzhou. Also, address whether management believes that Changzhou will be able to repay these amounts.

54.   We note your statement that your board approved these related party transactions. Please revise to state, if true, that you have no disinterested board members.

55.   Please reconcile your disclosure that you do not have any amounts payable to related parties to your financial statements as of September 30, 2008 which disclose $2,768,560 in accounts payable to an affiliated company, loans payable to an officer, and dividends payable to a director.

56.   In a separate paragraph please provide summary information of the total payments made to Changzhou for each period presented by the financial statements.

57.   Please file all related party agreements, including any master agreements which govern the relationships between the parties generally. In this respect the agreement included as exhibit 10.2 appears to address only a single purchase – please advise or revise.

58.   Please provide more detailed disclosure concerning the nature of the consulting services provided by Qian Wang.

59.   We note your response to comment 63. We believe that the comment is still applicable. Revise to provide the disclosure contemplated by Item 404(c) of Regulation S-K.

Description of Securities, page 36

60.   We note your response to our prior comment 67. Please advise us how or whether the company concluded that rule 144(c) was satisfied for purposes of its calculation and disclosure.

61.   We note your response to comment 67 that 40,000,000 shares of common stock are available for sale to the public in accordance with Rule 144. Please revise to indicate the conditions set forth in Rule 144 which must be met for the securities to be sold pursuant to Rule 144.

Plan of Distribution, page 39

62.   Please revise to disclose the material terms of your agreements with Allstar Business Consulting, Inc. which are currently disclosed in Part II. This disclosure

should also include the total value of all cash and non-cash consideration paid pursuant to the agreement. Also, please file any agreements with them.

63. Also, revise to clarify whether Allstar, or any of its affiliates, or transferees, is a selling shareholder in this offering. If so, revise to name them as an underwriter.

64. In responding to the preceding two comments, please note that your page 20 disclosure should be revised to conform your disclosure to this section and explain the reference "reducing [y]our cash expenses."

65. Please revise to disclose that Favor Jumbo Enterprises is an underwriter. See prior comment 66.

Baby Fox International, Inc. and Subsidiary

Consolidated Financial Statements – Three Months Ended September 30, 2008

General

66. Please note the updating requirements for the financial statements as set forth in Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountant with all amendments.

Balance Sheet, F-1

67. Please note that Article 8-03 of Regulation S-X requires the presentation of a balance sheet as of the end of the most recent interim period and as of the end of the preceding fiscal year. Please revise.

Notes to Consolidated Financial Statements

General

68. Please note that Rule 8-03(b)(1) of Regulation S-X requires that interim financial statements be accompanied by footnotes sufficient to provide a fair presentation. Please revise. In addition, please note that the footnotes accompany the financial statements and therefore should be presented subsequent to the actual financial statements.

Consolidated Financial Statements – Fiscal Years Ended June 30, 2008 and 2007

Report of Independent Registered Public Accounting Firm

69.   We note that your independent accountant, Paritz & Company, P.A., has its
        primary offices in the U.S. (New Jersey). It appears that all of the assets,
        liabilities, revenues and expenses of Baby Fox International relate to operations
        located in the People's Republic of China. Please tell us how the audit of the
        operations in the People's Republic of China, including the associated assets and
        liabilities, are conducted. Your response should include a discussion of the
        following:

        - Whether another auditor will be involved in the audit of the Chinese
          operations. If so, please tell us the name of the firm and indicate whether they
          are registered with the Public Company Accounting Oversight Board
          (PCAOB). Additionally, please tell us how your U.S. auditor plans to assess
          the qualifications of the other auditor and the other auditor's knowledge of
          U.S. GAAP and PCAOB Standards;
        - Whether your U.S. auditor will perform all the required audit procedures
          within the United States or whether a portion of the audit will be conducted by
          your U.S. auditor within the People's Republic of China.

70.   Please advise your independent accountant that the working capital deficit of
        $439,940 at June 30, 2008 as disclosed in their report is inconsistent with the total
        current assets less total current liabilities presented in balance sheet on F-2.
        Please clarify and revise.

Consolidated Statement of Income, F-3

71.   It appears that you have adjusted the statement of operations for the fiscal year
        ended June 30, 2007 from your prior filing. For example, total sales presented in
        your prior filing was $5,552,168, but is now shown as $6,964,012. Please provide
        us with an explanation for the changes to your statement of operations from your
        prior filing and, if necessary, revise to provide the disclosures required by SFAS
        No. 154.

Consolidated Statement of Changes in Stockholders' Equity, F-4

72.   The presentation of the acquisition of Shanghai Baby Fox as a decrease to
        stockholders' equity appears to be inconsistent with the terms of the transaction in
        which Baby Fox International purchased Shanghai Baby Fox for RMB 5.72
        million. Please revise.

73.   It appears from your disclosure here and on page 33 that in January 2008 you
        issued of 37,957,487 shares of common stock to Baby Fox Limited which is a
        British Virgin Islands entity controlled by Hitoshi Yoshida. Please revise your
        disclosure to discuss the business purpose of this transaction and what the benefit
        is to the Company and the shareholders.

74.   It appears from the disclosure on page 33 that in May 2008 Hitoshi Yoshida entered into option agreements with Jieping Huang, the Chief Executive Officer, President and Chairman of the Board, Linyin Wang, and Jieming Huang, Supervisor and Board Member to purchase 100% of the issued and outstanding shares of Baby Fox Limited. It appears from the disclosure that the options to purchase the 10,000 outstanding shares may be exercised for a total price of $1,000. Please provide a detailed discussion of how you accounted for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment. Please refer to the guidance in SFAS No. 123(R). In addition, please file the related option agreements.

75.   It appears from your disclosure here and under Item 15 – Recent Sales of Unregistered Shares that you issued 1,942,513 shares of common stock in exchange for services during the fiscal year ended June 30, 2008. Please provide a detailed discussion of how you determined the measurement date for these equity instruments and the period over which the compensation will be recognized. In addition, please disclose the process for estimating the fair value of these instruments under the fair value approach. Please refer to the guidance in EITF 96-18 and SFAS No. 123(R).

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition and Return Policy, F-6

76.   Your revenue recognition policy for sales to non-corporate stores states that revenue is recognized at the date of shipment and when delivery is complete. These two statements appear to be inconsistent. Please revise to clearly state whether revenue is recognized upon shipment or upon delivery. Please refer to the guidance in SAB 104.

Note 2 – Acquisition, F-9

77.   We have reviewed your response to our prior comment 77 and your revised disclosure noting you accounted for the acquisition of Shanghai Baby Fox as a "transaction under common control." It appears from the disclosure throughout the document and the Equity Share Acquisition Agreement filed as Exhibit 10.9 that Baby Fox International acquired 100% of the equity of Shanghai Baby Fox in September 2007 in exchange for cash consideration of RMB 5.72 million. There does not appear to be any common ownership between Baby Fox International and Shanghai Baby Fox. Because Baby Fox International purchased Shanghai

Baby Fox for cash, Baby Fox International would appear to be the acquirer of an operating company that should be accounted for as a business combination under the purchase method of accounting. Please refer to the guidance of SFAS No. 141. Please advise or revise.

78.   Considering the comment above, the following financial statements are <u>required</u> in your amended registration statement as of the date of this letter:

- <u>Audited</u> financial statements of Baby Fox International for the period from inception (August 13, 2007) through June 30, 2008.
    - o   The statement of operations and statement of cash flows should include Baby Fox International from inception (August 13, 2007) to June 30, 2008 and Shanghai Baby Fox from the acquisition date (September 20, 2007) through June 30, 2008.
    - o   The balance sheet should present the consolidated company as of June 30, 2008 (as is currently presented in your registration statement).
- <u>Audited</u> statement of operations and statement of cash flows of Shanghai Baby Fox for the period from July 1, 2007 to September 19, 2007.
- <u>Audited</u> financial statements of Shanghai Baby Fox for the fiscal year ended June 30, 2007

A complete set of notes should be provided for each entity. The pre-merger financial statements should be clearly labeled as predecessor financial statements. The financial statements can be presented together with a line of demarcation between the financial statements of the predecessor (i.e. Shanghai Baby Fox) and the issuer (i.e. Baby Fox International) or each entity's financial statements can be presented separately.

<u>Note 8 – Income Taxes, F-10</u>

79.   It appears from your disclosure on F-7 that you account for income taxes using the asset and liability method prescribed by SFAS No. 109. Please provide a detailed discussion of how you accounted for deferred tax assets or liabilities resulting from the differences between your book and tax basis in accordance with SFAS No. 109. In addition, please provide the disclosures required by paragraphs (43-48) of SFAS No. 109.

<u>Note 9 – Commitments and Contingencies, F-10</u>

80.   We have reviewed your response to our prior comment 96 noting you have recorded all expenses incurred on your behalf by management included rent expense. However, it does not appear that operating income or net income for the fiscal year ended June 30, 2007 were adjusted from your prior filing. Please revise to record all expenses incurred by management on your behalf including

rent expense for executive office space provided by a member of the board of directors. Please refer to the guidance in SAB Topic 1.B.1.

Part II

Recent Sales of Unregistered Securities

81.   Please revise to clarify the consulting services provided by Favor Jumbo Enterprises Limited.

Exhibits

82.   We note your response to comment 100. Several of the exhibits listed in your exhibits index do not appear to have been filed with your amendment. Nor do they appear to have been filed previously. In your next amendment please identify when each exhibit was filed and file any agreements listed which have not been filed.

Exhibit 10.3

83.   Line 16 of your agreement provides for the payment of a non-refundable alliance charge of 20,000. Please advise us what this charge represents and how the company presents these charges on its financial statements.

Exhibit 10.7

84.   Please revise your existing disclosure to describe the material terms of this loan agreement and, in particular, address the restrictions associated with Section 4.

Undertakings

85.   We note your response to comment 102. Please revise to include the entire undertaking required by Item 512(a) of Regulation S-K.

Signatures

86.   We note your response to prior comment 103. However, we were unable to locate the signature of your controller. Revise to provide the signature of your principal accounting officer or controller. Please revise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Kristina L. Trauger
Fax: 732-577-1188